UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

SPIRIT AIRLINES, INC.

(Name of Subject Company)

SPIRIT AIRLINES, INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

848577102

(CUSIP Number of Class of Securities)

Thomas C. Canfield, Esq.

Senior Vice President, General Counsel and Secretary

Spirit Airlines, Inc.

2800 Executive Way

Miramar, Florida 33025

Telephone: (954) 447-7920

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Gregory V. Gooding

William D. Regner

Matthew E. Kaplan

Eric T. Juergens

Debevoise & Plimpton, LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Spirit Airlines, Inc. (“Spirit”), with the Securities and Exchange Commission on May 19, 2022, relating to the unsolicited offer by Sundown Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of JetBlue Airways Corporation, a Delaware corporation, to purchase any and all of the issued and outstanding shares of Spirit’s common stock, par value $0.0001 per share (“Spirit Common Stock”), for $30.00 per share in cash, without interest and less any required withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal that accompanies the Offer to Purchase. This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(K)	Spirit Proxy Advisor Presentation, distributed by Spirit Airlines, Inc. on May 25, 2022, filed by Spirit as Form 425 dated May 25, 2022, is hereby incorporated by reference.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2022

Spirit Airlines, Inc.

By:	/s/ Thomas C. Canfield
	Name:	Thomas C. Canfield
	Title:	Senior Vice President,
General Counsel and Secretary